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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,645,827	2,594,666

Total Diluted Shares	2,687,411	2,669,016

Net Income	$ 1,076,026	$ 963,697

Basic Earnings Per Share	$ 0.41	$ 0.37

Diluted Earnings Per Share	$ 0.40	$ 0.36

	Nine Months Ended	Nine Months Ended
	March 31, 2003	March 31, 2002
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,646,954	2,583,312

Total Diluted Shares	2,686,567	2,660,058

Net Income	$ 2,894,947	$ 2,924,422

Basic Earnings Per Share	$ 1.09	$ 1.13

Diluted Earnings Per Share	$ 1.08	$ 1.10